Exhibit 99.9

April 6, 2010

British Columbia Securities Commission P.O. Box 10143, Pacific Centre 701 West Georgia St. Vancouver, BC, V7Y 1L2	Alberta Securities Commission 4th Floor 300 5th Avenue SW Calgary, Alberta, T2P 3C4	Ontario Securities Commission Box 55 1800 – 20 Queens St. West Toronto, ON, M5H 3S8

Dear Sirs:

Re:  Rare Element Resources Ltd. (“the Company”)

We are the auditors of the Company and under the date of October 16, 2009 we reported to the shareholders of the Company on the balance sheets of the Company as at June 30, 2009 and 2008, and the statements of operations and cash flows for each of the years in the three year period ended June 30, 2009. These financial statements are incorporated by reference in the Short-form Prospectus (“the Prospectus”) of the Company dated April 6, 2010, relating to the qualification for distribution of up to 2,250,000 units of the Company at $3.50 per unit.

We consent to the use through the incorporation by reference in the Prospectus of our auditors’ report dated October 16, 2009 to the shareholders of the Company on the above- mentioned financial statements.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and we have no reason to believe that there are any misrepresentations in the information contained in it that are derived from the financial statements on which we have reported or that is within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be relied on for any other purpose.

Yours truly,

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS